UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THE GREATER CANNABIS COMPANY, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 333-218854

Florida	30-0842570
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2833 Smith Ave. Ste 333

Baltimore, MD 21209

(Address of principal executive offices)

(443) 738-4051

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: July 6, 2026

THE GREATER CANNABIS COMPANY, INC.

2833 Smith Avenue Suite 333

Baltimore, MD 21209

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “THE GREATER CANNABIS COMPANY, INC.” “we,” “us,” and “our” include THE GREATER CANNABIS COMPANY, INC.

INTRODUCTION

This information statement (this “Information Statement”) is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the Share Purchase transaction described below. The date of this Information Statement is June 29, 2026.

On the Closing Date of the Share Purchase transaction, Porfirio Sanchez Talavera was appointed as Chief Executive Officer, Chairman of the Board, and a member of the Board of Directors of the Company. Aitan Zacharin resigned from all officer positions effective immediately upon such appointment and agreed to remain as a member of the Board of Directors solely until the expiration of the ten (10) day period required under Rule 14f-1. Upon expiration of such period, Mr. Zacharin’s resignation as a director will become effective and Mr. Sanchez Talavera will remain as a director of the Company and continue to serve as Chairman of the Board and Chief Executive Officer until such time as additional directors may be appointed.

As of June 29, 2026, Trafalgar Asset Management, LLC, Delaware limited liability company owned and controlled by Porfirio Sanchez Talavera (the “Controlling Shareholder”) purchased a controlling interest in the Company and may unilaterally determine the election of the Board and other substantive matters requiring approval of the Company’s stockholders. The Controlling Shareholder purchased (i) 7,628,665 shares of Series A Preferred Stock; and (ii) 1,000 shares of Series B Preferred Stock from certain shareholders of the Company (the “Share Purchase”). Contemporaneously with the Share Purchase, certain indebtedness of the Company was compromised, settled, canceled, and extinguished pursuant to Debt Cancellation and Release Agreements entered into by the Company and the applicable creditors.

Pursuant to the terms of the Share Purchase: (a) the Controlling Shareholder acquired a controlling interest in the issued and outstanding capital stock of the Company; and (b) the Share Purchase qualifies as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Securities Act”), and under the applicable securities laws of the state or jurisdiction where the Controlling Shareholder resides.

At the closing of the Share Purchase, there was a change in our Board and executive officers. Effective upon the Closing Date, Porfirio Sanchez Talavera was appointed as Chief Executive Officer, Chairman of the Board, and a member of the Board of Directors of the Company. Aitan Zacharin resigned from all officer positions effective immediately upon such appointment and agreed to remain as a member of the Board of Directors solely until the expiration of the ten (10) day period required under Rule 14f-1. Upon expiration of such period, Mr. Zacharin’s resignation as a director will become effective and Mr. Sanchez Talavera will remain as the sole director of the Company.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

VOTING SECURITIES

Our authorized capital stock consists of: (i) 2,000,000,000 shares of Common Stock, par value $0.001 per share, of which 994,379 shares are issued and outstanding as of June 29, 2026; (ii) 10,000,000 shares of Series A Preferred Stock, of which 7,628,665 shares are issued and outstanding as of June 29, 2026; and (iii) 1,000 shares of Series B Preferred Stock, of which 1,000 shares are issued and outstanding as of June 29, 2026. Each share of Common Stock is entitled to one vote per share. Each share of Series A Preferred Stock is entitled to 1.76 votes per share. The outstanding shares of Series B Preferred Stock collectively are entitled to fifty-one percent (51%) of all votes entitled to be cast by the Company’s shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our voting securities as of June 29, 2026 by (i) each person (or group of affiliated persons) who is known by us to beneficially own more than five percent of the aggregate voting power of our outstanding voting securities, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders, directors and officers listed below is The Greater Cannabis Company, Inc., 2833 Smith Ave. Ste 333, Baltimore, MD 21209.

Name	Sole Voting and Investment Power	Percent of Class Outstanding	Percentage of Aggregate Voting Power
Trafalgar Asset Management, LLC(1)
Common Stock	0	0.00%	0.00%
Series A Preferred Stock	7,628,665	100%	45.62%
Series B Preferred Stock	1,000	100%	51.00%
Directors and executive officers as a group (1 person)
Common Stock	0	0.00%	0.00%
Series A Preferred Stock	7,628,665	100%	45.62%
Series B Preferred Stock	1,000	100%	51.00%
Total Aggregate Voting Power			96.62%

(1) Trafalgar Asset Management, LLC is controlled by Porfirio Sanchez Talavera, who serves as Chairman of the Board and Chief Executive Officer of the Company. Trafalgar Asset Management, LLC does not beneficially own any shares of the Company’s Common Stock. Through its ownership of all outstanding shares of the Company’s Series A Preferred Stock and Series B Preferred Stock, Trafalgar Asset Management, LLC possesses approximately 96.62% of the aggregate voting power of the Company’s outstanding voting securities as of June 29, 2026, based upon 994,379 shares of Common Stock outstanding, each share of Series A Preferred Stock being entitled to 1.76 votes per share, and the outstanding shares of Series B Preferred Stock collectively being entitled to 51% of all votes entitled to be cast.

CHANGES TO THE BOARD OF DIRECTORS

At the closing of the Share Purchase, there was a change in our Board and executive officers. Effective upon the Closing Date, Porfirio Sanchez Talavera was appointed as Chief Executive Officer, Chairman of the Board, and a member of the Board of Directors of the Company. Aitan Zacharin resigned from all officer positions effective immediately upon such appointment and agreed to remain as a member of the Board of Directors solely until the expiration of the ten (10) day period required under Rule 14f-1. Upon expiration of such period, Mr. Zacharin’s resignation as a director will become effective and Mr. Sanchez Talavera will remain as the sole director of the Company.

Porfirio Sanchez Talavera was appointed to the Board of Directors of the Company in connection with the Share Purchase and was not a member of the Board of Directors prior thereto. Prior to the Share Purchase, Mr. Sanchez Talavera did not hold any position with the Company and had not been involved in any transaction with the Company or any of its directors, executive officers, affiliates, or associates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. To the best of the Company’s knowledge, Mr. Sanchez Talavera has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation of federal or state securities laws.

The Board currently consists of two directors: Aitan Zacharin and Porfirio Sanchez Talavera. Upon expiration of the ten (10) day period prescribed by Rule 14f-1, Mr. Zacharin’s resignation will become effective and Mr. Sanchez Talavera will remain as the sole director. There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Directors prior to the Share Purchase

Name	Age	Position
Aitan Zacharin	42	President, Chief Executive Officer, Treasurer and Director

Aitan Zacharin, Former President, Chief Executive Officer, Treasurer and Director. Mr. Zacharin is an experienced executive with broad knowledge in building and managing technology, biopharmaceutical, healthcare and consumer products businesses. Mr. Zacharin has founded a number of companies, and has seen them through successful listings in the public markets, with collective valuations of over $1 billion. Mr. Zacharin has been advising and investing in early to mid-stage startups, and assisting them with development, capitalization, accelerating growth, and turnaround strategies. He specializes in strategic acquisitions, structuring complex transactions, reverse mergers, and brings domestic and international experience in operations, accounting, audit preparation, due diligence, capital raising and restructuring, debt financing, and mergers and acquisitions. In 2012 he co-founded Fuse Science, an innovative biotechnology company and was responsible for growth of the business from its conceptual stage to a publicly traded CPG and biotech business with multiple subsidiaries. He structured pivotal deals with key partners, which led to the company successfully raising over $20 million to commercialize its products, including brand ambassador agreements with 26 sports celebrities, including world renowned athlete Tiger Woods. He successfully exited from the company, which had reached a $110 million valuation. In 2014, Mr. Zacharin was appointed to the Board of Directors for Mediconecta, the largest telehealth Company in Latin America serving millions of patients with on-demand, high quality healthcare. Within six months, Mr. Zacharin facilitated and negotiated an eight figure buyout offer from Teladoc (NASDAQ: TDOC), the world’s largest telehealth company, just prior to its IPO. In 2015, Mr. Zacharin became the managing partner of Secure Hosting LLC, a blockchain mining company with a co-location mining farm in North Carolina. After two years of scaling out the operations to nearly $15,000,000 in assets, he successfully structured the sale of the company to a leading publicly traded blockchain mining company. In 2017, Mr. Zacharin founded GCANRx (OTC: GCAN), a publicly traded biopharmaceutical company focused on repurposing a highly bioavailable transmucosal drug delivery system that had previously been commercialized in partnership with Novartis. Mr. Zacharin repurposed the platform technology for use in cannabinoid therapeutics. He then negotiated a worldwide exclusive license from Shaare Zedek Scientific, the licensing arm of one of Israel’s largest research hospitals, for a cannabinoid-based therapeutic used in treating neuropsychiatric disorders. The therapeutic was invented by world-renowned cannabis researcher, Dr. Adi Aran, M.D. The Company is currently in the final stages of regulatory approval for a 100 patient Phase 2 clinical study for the treatment of autism related spectrum disorders. In 2018, Mr. Zacharin became a shareholder in sports technology company, Slinger (NASDAQ: CNXA). The company manufactures an innovative, patented sports product called the Slinger Bag, which raised $1 million through a highly successful Kickstarter campaign. Mr. Zacharin was tasked by the founder to take the company public. The Company was led by the past- CEO of global tennis company Prince. Within the first 18 months of operations the company grew to a global footprint of 65 countries, signed $250 million in distribution agreements, and achieved a market cap of over $400 million. Throughout the growth of the company, Mr. Zacharin served as the head of investor relations and was instrumental in raising the company over $27 million from leading Wall Street investors, and overseeing the IR strategy, which led to the stock rising over 1,700% from its listing price. Mr. Zacharin was actively involved in Slinger’s acquisition of three companies, most notably a Softbank and Verizon Ventures backed artificial intelligence sports company for $100 million. Mr. Zacharin led the effort of putting together a team, which successfully uplisted the Company from the OTC Markets to the Nasdaq. In 2019, Mr. Zacharin joined an investor group who acquired Solstice Sunglasses, the second largest sunglasses retailer in the US, to list the company’s shares on the public markets. Mr. Zacharin led the merger of Solstice with a public vehicle, which enabled a multi-million dollar round of financing for the retailer. In 2020, Mr. Zacharin identified, structured and facilitated the acquisition of a luxury, multi-state substance abuse facility. Mr. Zacharin secured financing for the $18 million acquisition with a combination of investments from high net worth individuals and a loan facility from a speciality banking lender. The company subsequently purchased two additional drug rehab portfolios, and grew to become a leading multi-state operator in the drug rehabilitation industry. In 2021, Mr. Zacharin became the co-founder and CEO of PlasmaCure, a groundbreaking medical device company focused on R&D and commercialization of an oncology treatment licensed from GW University. Mr. Zacharin holds dual degrees from the University of South Florida. He serves in an executive capacity to two publicly listed companies, and maintains various board non-profit board appointments.

Director Appointee

Name	Age	Position

Porfirio Sanchez Talavera	39	Chairman of the Board and Chief Executive Officer

Mr. Porfirio Sánchez Talavera, Chairman of the Board and Chief Executive Officer. Mr. Sánchez-Talavera is a Managing Partner of Trafalgar Asset Management, a private merchant investment firm established in 1996 that builds, acquires, and operates companies across regulated financial services, telecommunications infrastructure, restructuring, and special situations. Under his leadership, the firm has completed transactions in excess of US$2.5 billion in aggregate transaction value. Within the TAM platform, Mr. Sánchez-Talavera is the founder and controlling shareholder of Grupo Trafalgar, the firm’s financial services holding company in Mexico, comprising regulated financial institutions engaged in electronic payments, deposit-taking, lending, and brokerage activities. Since January 2019, he has served as Chairman of the Board of Grupo Trafalgar, overseeing corporate strategy, capital allocation, regulatory affairs, and the expansion of the group’s licensed financial infrastructure. As part of that strategy, from 2021 to 2023 the firm founded and developed Trafalgar Digital, an electronic payment fund institution (Institución de Fondos de Pago Electrónico, or “IFPE”) authorized under Mexico’s Fintech Law. Trafalgar’s sale of Trafalgar Digital to Walmart de México y Centroamérica was completed in April 2023 and represented one of the notable transactions in Mexico’s regulated fintech sector. The firm’s telecommunications vertical reflects a longstanding thesis in asset-light infrastructure serving underserved, high-cost markets. From June 2014 through December 2018, Mr. Sánchez-Talavera served as Chief Executive Officer of Cape Point Holdings, a telecommunications investment and infrastructure company headquartered in Los Angeles, California, focused on satellite communications and broadband infrastructure projects in underserved markets. During his tenure, Cape Point Holdings managed in excess of US$25 million in capital and developed a telecommunications rights portfolio with an estimated value exceeding US$1 billion.

CORPORATE GOVERNANCE

Committees of the Board Of Directors

We are currently quoted on the OTCID tier of OTC Markets Group Inc. under the symbol “GCAN”. The OTCID does not have any requirements for establishing any committees. For this reason, we have not established any committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors. Additionally, we will adopt charters relative to each such committee. Following the Share Purchase, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange. In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE AMEX (formerly known as the American Stock Exchange). The board of directors also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members. The NYSE AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

We do not currently satisfy the “independent director” requirements of the NYSE AMEX, which requires that a majority of a company’s directors be independent. However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

EXECUTIVE OFFICERS

In connection with the Share Purchase, Mr. Aitan Zacharin resigned from all officer positions effective immediately upon the appointment of Mr. Porfirio Sanchez Talavera as Chief Executive Officer of the Company and agreed to remain as a member of the Board of Directors solely until the expiration of the ten (10) day period required under Rule 14f-1, at which time his resignation as a director shall become effective.

A brief description of the previous business experience of Mr. Porfirio Sanchez Talavera is provided above in the Changes to our Board of Directors section of this Information Statement. A brief description of the business experience of our other executive officers is included below.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2025, all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation information concerning all cash and non-cash compensation awarded to, earned or paid to certain of all executive officers and other key employees of the Company who were serving as of the date of this Information Statement for services in all capacities during the last two (2) completed fiscal years ended December 31, 2025 and 2024. The compensation listed below was paid to our officers by the Company. The following information is calculated in U.S. dollars, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

THE GREATER CANNABIS COMPANY, INC. COMPENSATION SUMMARY

Name and Principal Position	Fiscal Year	Salary ($)	Bonus	Option Awards	All Other Compensation	Total ($)

Aitan Zacharin, Former	2026	$0	0	0	0	0
President, Chief Executive	2025	$120,000	0	0	0	0
Officer, Treasurer and Director	2024	$120,000	0	0	0	0

Porfirio Sanchez Talavera	2026	$0	0	0	0	0
Current Chief Executive Officer	2025	$0	0	0	0	0
and Chairman of the Board	2024	$0	0	0	0	0

Outstanding Equity Awards at Fiscal Year End

There are no outstanding equity awards at June 29, 2026.

Option Plan

There are no stock options and no common shares set aside for any stock option plan.

Director Compensation

The Greater Cannabis Company, Inc. has not yet provided any compensation to its directors in the fiscal year ended December 31, 2026. The Company may establish certain compensation plans (e.g. options, cash for attending meetings, etc.) with respect to directors in the future. Other than disclosed herein, prior to the Share Purchase, Aitan Zacharin, the sole director and officer of the Company did not receive compensation for his services.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Common Stock Transaction

As of June 29, 2026, Trafalgar Asset Management, LLC, Delaware limited liability company owned and controlled by Porfirio Sanchez Talavera (the “Controlling Shareholder”) purchased a controlling interest in the Company and may unilaterally determine the election of the Board and other substantive matters requiring approval of the Company’s stockholders. The Controlling Shareholder purchased (i) 7,628,665 shares of Series A Preferred Stock; and (ii) 1,000 shares of Series B Preferred Stock from certain shareholders of the Company (the “Share Purchase”). Contemporaneously with the Share Purchase, certain indebtedness of the Company was compromised, settled, canceled, and extinguished pursuant to Debt Cancellation and Release Agreements entered into by the Company and the applicable creditors.

Review, Approval and Ratification of Related Party Transactions

We had not adopted, prior to the Share Purchase, formal policies and procedures for the review, approval or ratification of related party transactions, such as those described above, with our executive officers, directors and significant shareholders. However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the independent directors serving on our board of directors, or an appropriate committee thereof.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Florida law and the Company’s Bylaws provide that the Company will indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys’ fees and costs of litigation) incurred by reason of the fact that such person is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other entity or of an employee benefit plan.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Florida require approval of the transactions contemplated by the Share Purchase. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

THE GREATER CANNABIS COMPANY, INC.

2833 Smith Ave. Ste 333

Baltimore, MD 21209

Your letter should indicate that you are a stockholder of the Company. Depending on the subject matter, management will:

●	Forward the communication to the Director to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 6, 2026

THE GREATER CANNABIS COMPANY, INC.

By:	/s/ Porfirio Sanchez Talavera
Name:	Porfirio Sanchez Talavera
Title:	Chief Executive Officer